EXHIBIT 99.1



                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
                       UNDER PRIVATE SECURITIES LITIGATION
                REFORM ACT OF 1995; CERTAIN CAUTIONARY STATEMENTS


          Centennial Bancorp ("Bancorp") and its representatives may make forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act) from time-to-time. Bancorp wants to invoke to the fullest extent possible the protection of the Private Securities Litigation Reform act and the judicially created "bespeaks caution" doctrine with respect to such statements. Accordingly, Bancorp is filing this Exhibit 99.1, which lists certain factors that may cause actual results to differ materially from those in such forward-looking statements.

          This list is not necessarily exhaustive. Bancorp and its subsidiaries, Centennial Bank and Centennial Mortgage Co., operate in a rapidly changing environment, and new risk factors emerge periodically. There can be no assurance that this Exhibit lists all material risks to Bancorp at any specific point in time.

          Readers are cautioned not to rely on any such forward-looking statements in making investment decisions. Bancorp does not intend to update its forward-looking statements.

IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS

          The results of operations for financial institutions, including Bancorp and its subsidiaries, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates or changes in the monetary and fiscal policies of the federal government. Accordingly, there can be no assurance that Bancorp's positive financial trends will continue or that negative trends or developments will not have a material adverse effect on Bancorp's results of operations. Most of the loans originated by Centennial Bank are made to borrowers within the Eugene/Springfield and Portland, Oregon areas. Consequently, adverse changes in economic conditions in those market areas could impair Bancorp's ability to collect loans and could otherwise have a negative effect on Bancorp's financial condition.

UNCERTAIN ABILITY TO MANAGE GROWTH

          Bancorp intends to continue to pursue an aggressive growth strategy focused primarily upon Bancorp's ability to develop new account relationships, to establish new Centennial Bank branches in Oregon, particularly outside the Eugene/Springfield area, to make acquisitions, and to generate loans and deposits at acceptable risk levels and on acceptable terms.

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          Bancorp's growth strategy requires, among other things, expanded operational systems, the implementation of new control procedures, and success in hiring and retaining skilled employees. Bancorp believes that its capital, borrowings, and expected earnings will be sufficient to support its operations and anticipated expansion and to meet all regulatory requirements for the foreseeable future.

          There can be no assurance that Bancorp will be successful in implementing, or will have the necessary regulatory capital to implement, its growth strategy.

COMPOSITION OF LOAN PORTFOLIO

          At December 31, 1996, commercial loans (not collateralized by real estate), real estate loans (including commercial loans collateralized by real estate) and construction loans represented approximately 44%, 28% and 25%, respectively, of Bancorp's total loan portfolio. Commercial loans that are not collateralized by real estate generally are considered to involve a higher degree of risk than loans collateralized by real estate, primarily because the collateral may be difficult to obtain or liquidate. Construction lending is subject to substantial risks, such as construction delays, cost overruns, insufficient collateral and an inability to obtain permanent financing in a timely manner.

RESERVE FOR LOAN LOSSES

          Bancorp's reserve for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses, however, may be affected by changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Bancorp's control, and future losses may exceed current estimates. At December 31, 1996, Bancorp had total nonperforming loans of $1.9 million. At the same date, Bancorp's reserve for loan losses was $2.6 million, or .91% of total loans and 137% of total nonperforming loans. There can be no assurance that Bancorp's reserve will be adequate to cover actual losses.

POTENTIAL LIABILITY FOR UNDERCAPITALIZED BANK SUBSIDIARY

          Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank subsidiary with its primary regulator. If the bank defaults under the plan, the holding company may be required to contribute to the capital of the bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable standards. Under Oregon law, the Director of the Department of Consumer and Business Services has the authority to require the shareholders of an Oregon state-chartered bank to contribute additional capital to the bank if its capital becomes impaired. Bancorp is the sole shareholder of Centennial Bank.

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COMPETITIVE BANKING ENVIRONMENT

          The banking and mortgage lending businesses in Oregon are highly competitive. Bancorp competes for loans and deposits with other commercial banks, savings banks, savings and loan associations, finance companies, money market funds, brokerage firms, credit unions and other nonfinancial institutions. Many of these competitors have substantially greater resources than Bancorp. Bancorp also competes with other community banks operating in Oregon. Several banks, which focus on the same types of customers as Bancorp, have been formed in Oregon during the last few years. In addition, out-of-state banks and bank holding companies headquartered anywhere in the United States are permitted to acquire Oregon state-chartered banks that have been operating for three or more years. Statewide branch banking also is permitted in Oregon. As a result of such interstate banking and branch banking, Centennial Bank and Centennial Mortgage may experience increased competition in their respective market areas.

GOVERNMENT REGULATION

          Bancorp and its subsidiaries, particularly Centennial Bank, are subject to extensive federal and state legislation, regulation and supervision. Legislation and regulations have had and will continue to have a significant impact on the banking industry. Although some legislative and regulatory changes may benefit Bancorp, others may increase its costs of doing business, assist competitors or otherwise adversely affect Bancorp's operations.

LEGAL PROCEEDINGS

          Periodically, and in the ordinary course of business, various claims and lawsuits are brought by and against Bancorp and its subsidiaries, such as claims to enforce liens, condemnation proceedings on properties in which Bancorp holds security interests, claims involving the making and servicing of real estate loans and other issues incident to Bancorp's business.